Filed Pursuant to Rule 424(b)(3)
File Nos. 333-217181

USQ Core Real Estate Fund Shares of Beneficial Interest Class I Shares (USQIX) Class L Shares (USQSX)
Supplement dated October 31, 2025
to the Prospectus and Statement of Additional Information dated July 29, 2025

After careful consideration, the Board of Trustees of USQ Core Real Estate Fund (the “Fund”)
has concluded that it is in the best interests of the Fund and its shareholders that the Fund liquidate.
Effective immediately:
(1)The Fund will not accept any request to purchase shares
(2)The Fund will not pursue its stated investment objective
(3)The Fund’s targeted 1% quarterly dividend practice is discontinued
(4)The Fund’s automatic dividend reinvestment program is terminated
(5)The Fund will not invest at least 80% of its net assets in real estate securities
(6)The Fund will not conduct quarterly repurchase offers
In the near term, the Fund will begin liquidating its portfolio and will invest in cash equivalents until all assets have been distributed to shareholders.  Because the Fund’s portfolio is composed primarily of illiquid securities that are not listed on an exchange, or traded in an active secondary market, liquidation of the portfolio is expected to take over a year.
Mechanics of Liquidation
The Board of Trustees has adopted a plan of liquidation (the “Plan”).  Under the Plan, the Fund will pay ongoing operating expenses and discharge its liabilities while the investment adviser seeks to convert the Fund’s portfolio to cash by submitting redemption requests to the underlying real estate funds held in the Fund’s portfolio and/or by seeking out secondary market transactions.  The Fund expects to make quarterly distributions beginning in the first quarter of
2026.  Distributions may consist of dividends, capital gains, or a return of capital.
During the liquidation process the Fund will continue to:
i.strike a daily net asset value per share (NAV);
ii.distribute all required shareholder reports with full portfolio transparency;
iii.report periodically on the progress of the liquidation to shareholders;
iv.maintain a Fund website;
v.maintain an investor services email address; and
vi.maintain a toll-free number for shareholder communications.
SHAREHOLDERS DO NOT NEED TO TAKE ANY ACTION AT THIS TIME
Additional information about the liquidation process and the Fund is provided in the appendix below.
* * * * *
Please retain this supplement for your reference.
Appendix
Background
Both the Board of Trustees and shareholders representing a majority of shares have approved discontinuing the
Fund’s policy to invest at least 80% of its net assets in real estate securities; and its policy to operate as an interval fund making quarterly offers to repurchase at least 5% of Fund shares pursuant to Rule 23c-3 under the Investment
Company Act of 1940, as amended.  The Board of Trustees has terminated the expense limitation agreement with the Fund’s investment adviser.
Operation of the Fund
The Fund’s principal executive offices are located at 235 Whitehorse Lane, Suite 200, Kennett Square, PA 19348.
Like other funds, the Fund retains various organizations to perform specialized services.  U.S. Bancorp Fund
Services, LLC, doing business as U.S. Bank Global Fund Services (“Fund Services”), provides accounting and administrative services and shareholder servicing to the Fund as transfer agent and dividend disbursing agent. Fund
Services’ address is 615 E. Michigan Avenue, Milwaukee, Wisconsin 53202.  Pursuant to a fund administration servicing agreement and a fund accounting servicing agreement, Fund Services also performs certain administrative, accounting and tax reporting functions for the Fund, including preparing and filing federal and state tax returns, preparing and filing securities registration compliance filings with various states, compiling data for and preparing notices to the SEC, assistance in the preparation of the Fund’s registration statement under federal and state securities laws, preparing financial statements for the Annual and Semi-Annual Reports to the SEC and current investors, monitoring the Fund’s expense accruals, and calculating the weekly NAV for the Fund from time to time, monitoring the Fund’s compliance with its investment objective and restrictions.  U.S. Bank, N.A., is a custodian of the assets of the Fund pursuant to a custody agreement between it and the Fund (“Custody Agreement”).  U.S. Bank,
N.A., is compensated for its services to the Fund by fees paid on a per transaction basis, and the Fund also pays certain of U.S. Bank, N.A.’s related out-of-pocket expenses.  U.S. Bank, N.A.’s address is 1555 North Rivercenter
Drive, Milwaukee, Wisconsin 53212.  UMB Bank, N.A. with principal offices at 1010 Grand Boulevard, Kansas
City, Missouri 64106 also serves as a custodian for securities of the Fund’s portfolio.  UMB Bank, N.A. is compensated for its services to the Fund by fees paid on an assets held, services provided, and per transaction basis, and the Fund also pays certain of UMB Bank, N.A.’s related out-of-pocket expenses.  Quasar Distributors LLC
(“Quasar” or the “Distributor”), 190 Middle St., Suite 301, Portland Maine 532020 acts as the distributor for shares of the Fund on a best efforts basis pursuant to a distribution agreement between the Fund, the Adviser and the
Distributor.  However, Quasar will conclude its service to the near future.
The Fund’s current officers are presented in the table below.

Name, Year of Birth and Address	Position with the Fund	Term of Office and Length of Time Served	Principal Occupations During the Past Five Years
G. Keith Downing * (1972) 235 Whitehorse Lane Suite 200 Kennett Square, PA 19348	President and Principal Executive Officer; Treasurer and Principal Financial Officer	Indefinite; Since October 2025 and Since 2017, respectively	Mr. Downing is Chief Operating Officer of the Fund’s investment adviser (Union Square Capital Partners, LLC, the “Adviser”) since its inception in2017.
Mary K. Ziegler * (1972) 235 Whitehorse Lane Suite 200 Kennett Square, PA 19348	Secretary; Chief Compliance Officer, AML Compliance Officer	Indefinite; Since October 2025 and Since 2018, respectively
Ms. Ziegler is Chief Legal and Compliance Officer of
the Adviser since February 2018.  She also serves as
General Counsel of Chatham Financial Corp., an affiliate
of the Adviser, since May 2020. From November 2019 to
May 2020, Ms. Ziegler served as the Global Head of
Compliance for Chatham Financial Corp., and from July
2019 to November 2019 she also served as Interim Chief
Compliance Officer.

Trustees
Trustees Fairchild and Mooney have concluded their service to the Fund and references to them in the Prospectus and Statement of Additional Information should be disregarded.
Portfolio Manager
Keith Downing serves as portfolio manager of the Fund and references to Mr. Achterberg and Mr. Miller in the
Prospectus and Statement of Additional Information should be disregarded.  As of the date of this supplement Mr.
Downing owned Fund shares in the range of $100,001–$500,000 based upon per share net asset value.  Mr.
Downing does not serve as a portfolio manager for any other accounts.  Mr. Downing’s principal occupation is Chief
Operating Officer of the Adviser, a position held since the Adviser’s 2017 inception.
Security Ownership of Management and Certain Beneficial Owners
As of the Record Date, the Trustees and officers as a group beneficially owned less than 1% of the shares of the
Fund.
As of the Record Date, pursuant to the Fund’s transfer agent’s records, the record or beneficial owners of more than
5% of any outstanding class of shares of the Fund are listed in the following table.
Class I Shares

Name and Address	% Ownership	Type of Ownership(1)
National Financial Services LLC 499 Washington Blvd, Floor 4 Jersey City, NJ 07310-2010	46.68	Record
Charles Schwab & Company, Inc. Special Custody A/C FBO Customers 211 Main Street San Francisco, CA 94105-1901	17.73	Record
CFC Investments Corp (Chatham Financial Corp (2)) 235 White Horse Lane Kennett Square, PA 19348-2497	8.87	Beneficial
Pershing LLC 1 Pershing Plaza Jersey City, NJ 07399-0002	6.73	Record
Class L Shares

Name and Address	% Ownership	Type of Ownership(1)
CFC Investments Corp (Chatham Financial Corp (2)) 235 White Horse Lane Kennett Square, PA 19348-2497	66.99	Beneficial
Pershing LLC 1 Pershing Plaza Jersey City, NJ 07399-0002	29.57	Record
(1) “Record” ownership means the shareholder of record, or the exact name of the shareholder on the account, i.e. “ABC Brokerage, Inc.”
“Beneficial” ownership refers to the actual pecuniary, or financial, interest in the security, i.e. “Jane Doe Shareholder.”
(2) Chatham Financial Corp. is the sole member of USQ Holding Company, LLC, which in turn is the sole member of the Adviser.
Fees and Expenses of the Fund
The following table describes the current fees and expenses that you may pay as a Class I shareholder if you buy and hold shares of the Fund as well as estimated proforma fees and expenses assuming various liquidation-related changes in fees and expenses been in place during the last fiscal year.

Shareholder Transaction Expenses	Current	Proforma[2]
Maximum Sales Load (as a percentage of offering price)	None	None
Repurchase Fee	None	None
Contingent Deferred Sales Charge	None	None
Annual Expenses (as a percentage of net assets attributable to common shares)
Management Fees	0.65%	0.65%
Interest Payments on Borrowed Funds	0.72%	0.00%
Other Expenses	0.48%	0.36%
Shareholder Servicing Expenses	0.11%	0.11%
Distribution Fees	None	None
Remaining Other Expenses	0.37%	0.25%
Total Annual Expenses	1.85%	1.01%
Fee Waiver and Expense Reimbursement	(0.17)%[1]	0.00%
Total Annual Expenses (after fee waiver and reimbursement)	1.68%	1.01%
1The Adviser has contractually agreed to waive its advisory fees and/or assume expenses otherwise payable by the Fund to the extent necessary to ensure that Total Annual Expenses for Class I (excluding taxes, interest, trading costs, Acquired Fund Fees and Expenses
(“AFFE”), distribution fees, and shareholder servicing expenses) do not exceed 0.85% of average daily net assets (the “Expense
Limitation Agreement”). The Expense Limitation Agreement will continue indefinitely until revised or terminated by mutual agreement by the Fund and the Adviser, with the consent of the Board. Under the Expense Limitation Agreement, the Adviser may
request and receive reimbursement from the Fund for advisory fees waived or other expenses reimbursed by the Adviser pursuant to the Expense Limitation Agreement at a date not to exceed three years from the month in which the corresponding waiver or reimbursement to the Fund was made. However, no reimbursement may be made unless the total annual expense ratio of the class making such reimbursement is no higher than the amount of the expense limitation that was in place at the time the Adviser waived the fees or reimbursed the expenses and does not cause the expense ratio to exceed the current expense limitation.
2Assumes: (i) no interest expense, (ii) reduced operating expenses, and (iii) no expense limitation agreement.
Example
The following Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $1,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5%
return each year and that the Fund’s operating expenses remain the same. The Example reflects adjustments made to the Fund’s operating expenses due to the Expense Limitation Agreement for the 1 Year period only. Open-end mutual funds present this example information with respect to investments of $10,000, rather than investments of
$1,000, as presented below for this closed-end fund. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Current	$17	$57	$98	$216
Proforma	$10	$32	$56	$124
A copy of the Fund’s most recent annual report or semi-annual report, including financial statements and schedules, are available at no charge by contacting the Fund.

By Telephone	By Mail	By Internet
(833) 877-3863	USQ Funds c/o U.S. Bank Global Fund Services P.O. Box 219252 Kansas City, Missouri 64121-9252	http://www.usq.com
Other
Class L shares will be converted to Class I shares I the near future.  This conversion will be made based on relative
NAV such that Class L shareholders will receive Class I shares with the same value as their current Class L shares.
U.S. Federal Income Tax Matters.
For U.S. federal income tax purposes, the liquidation will be a taxable event, causing the shareholders of the Fund that are subject to U.S. federal income tax to recognize any gain or loss in their Fund shares. The liquidating distributions will generally be treated for U.S. federal income tax purposes as payments in exchange for the shareholder’s shares (except for any portion of a liquidating distribution that is treated as a dividend for U.S.
federal income tax purposes).  A shareholder subject to U.S. federal income tax generally will recognize capital gain or loss equal to the difference between (i) the amount of the distributions that is treated as payment in exchange for the shareholder’s shares, including the fair market value of any assets distributed in kind, and (ii) his or her basis in such shares. A shareholder should consult with his/her tax advisor to discuss the Fund’s liquidation and the potential tax consequences to the shareholder.